+--------+                                      +------------------------------+
| FORM 3 |                                      |         OMB APPROVAL         |
+--------+                                      | ---------------------------- |
                                                | OMB Number         3235-0104 |
                                                | Expires:  September 30, 1998 |
                                                | Estimated average burden     |
                                                | hours per response...... 0.5 |
                                                +------------------------------+


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------

1.  Name and Address of Reporting Person*

    Microsoft Corporation
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    One Microsoft Way
    ----------------------------------------------------------------------------
                                   (Street)

    Redmond,                          WA                            98052-6399
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

--------------------------------------------------------------------------------

2.  Date of Event Requiring Statement (Month/Date/Year)              9/14/99
                                                                  --------------
--------------------------------------------------------------------------------

3.  IRS or Social Security Number of Reporting Person (Voluntary)
                                                                  --------------
--------------------------------------------------------------------------------

4.  Issuer Name and Ticker or Trading Symbol    Visio Corporation      VSIO
                                             -----------------------------------
--------------------------------------------------------------------------------

5.  Relationship of Reporting Persons to Issuer (Check all applicable)

    [ ] Director    [ ] Officer             [X] 10% Owner    [ ] Other
                        (give title below)                       (specify below)

--------------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
--------------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [X] Form filed by One Reporting Person

    [ ] Form filed by More than One Reporting Person

--------------------------------------------------------------------------------

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

--------------------------------------------------------------------------------
1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).

                                                                          (Over)

              Table II--Derivative Securities Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative      2. Date Exer-       3. Title and Amount of Securities   4. Conversion   5. Ownership    6. Nature of In-
   Security (Instr. 4)         cisable and         Underlying Derivative Security      or              Form of         direct Bene-
                               Expiration          (Instr. 4)                          Exercise        Derivative      ficial
                               Date                                                    Price           Security:       Ownership
                               (Month/Day/                                             of              Direct (D)      (Instr. 5)
                               Year)                                                   Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date         Expira-       Title          Amount or                     (Instr. 5)
                               Exer-        tion                         Number of
                               cisable      Date                         Shares
------------------------------------------------------------------------------------------------------------------------------------
Options (Right to Buy)        *See
                               attached
                               sheet
                               for
                               specific
                               information
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                              /s/ Robert A. Eshelman                9/24/99
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required unless the form displays a currently valid OMB Number.

     *On September 14, 1999, Visio Corporation (the "Issuer"), Microsoft Corporation (the "Reporting Person") and MovieSub, Inc. ("Merger Sub"), a wholly owned subsidiary of the Reporting Person, entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement") providing for, among other things, the merger of Merger Sub with and into the Issuer, with the Issuer being the surviving corporation in such merger and becoming a wholly owned subsidiary of the Reporting Person. In connection with the Reorganization Agreement, the Issuer and the Reporting Person entered into a Stock Option Agreement (the "Option Agreement"), dated as of September 14, 1999, pursuant to which the Issuer granted the Reporting Person an option (the "Option") to purchase up to 6,012,500 shares of Common Stock of the Issuer (the "Option Shares"). The Option may only be exercised if a Reorganization Agreement is terminated under certain circumstances set forth in the Reorganization Agreement and the Option Agreement.

     By reason of its execution of the Option Agreement, the Reporting Person may be deemed to have beneficial ownership of the Option Shares and, accordingly, may be deemed to beneficially own 6,012,500 (or approximately 16.6% of the outstanding Common Stock of the Issuer (based upon the 30,213,572 shares of Visio Common Stock outstanding on September 10, 1999), as represented to Reporting Person by Issuer in the Reorganization Agreement, plus an additional 6,012,500 that Issuer will issue to Reporting Person in the event that the Option is exercised) following the exercise in whole of the Option for 6,012,500 shares of Issuer Common Stock. The Reporting Person expressly disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option, on the grounds that the Option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to above. If the Option were exercised, Reporting Person would have the sole right to vote and to dispose of the shares of Issuer issued as a result of such exercise.

     Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Option Shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The foregoing summary of the Option Agreement is qualified in its entirely by reference to such agreement, which has been filed as Exhibit 2.2 to the Issuer's Form 8-K dated as of September 15, 1999.